UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of July, 2013

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on July 18, 2013: Jacada Extends Agreement with European Telecom to Simplify Agent Processes and Customer Experience

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	July 18, 2013

Exhibit 99.1

Jacada Extends Agreement with European Telecom to Simplify Agent Processes and Customer Experience

Jacada extends its material software license, support, and services agreement with leading European cable operator

ATLANTA--(BUSINESS WIRE)--July 18, 2013--Jacada, Inc., a leading global provider of customer service technology designed to simplify the interaction between businesses and their customers, today announced that it has extended its relationship as the customer service enterprise software solution provider for one of the largest cable operators in Europe.

The cable provider serves millions of households, internet customers, digital television, and telephony subscribers. With this material extended services agreement, Jacada will provide advanced solutions to create a simplified experience for the company’s customer service agent desktops , further enhancing their customer service offering.

“Our partnership with this significant telecommunications company has proven to be another successful one and we are proud to be contributing to the high quality of service that this company is providing its millions of customers daily,” says Guy Yair, Jacada Co-Chief Executive Officer. “We look forward to greater collaboration towards implementing innovative and cost effective solutions, enabling them to continue to provide a consistent and pleasant customer service experience through every channel of communication with their customers.”

About Jacada

Jacada solutions improve an organization’s customer experiences and reduce their operational costs. Jacada enables them to deliver advanced customer and agent interactions by implementing cutting‐edge mobile customer service and visual IVR solutions, simplified agent desktops, and process optimization products. Customers can benefit from an improved customer service experience at every touch point with the organization, whether at the call center, on the mobile, or at the retail store. Jacada projects often deploy in less than six months, and customers often realize a complete return on investment within 12 months of deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

CONTACT:
Jacada
A. Lee Judge, 770-776-2326
Marketing Programs Manager
ljudge@jacada.com